Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (No. 333-265838) on Form S-8 and (No. 333-267262) on Form S-3ASR of our reports dated February 29, 2024, except for the restatement as to the effectiveness of internal control over financial reporting for the material weakness related to share-based payment awards, as to which the date is August 9, 2024, with respect to the consolidated financial statements of TG Therapeutics, Inc. and the effectiveness of internal control over financial reporting.

/s/ KPMG LLP

New York, New York
February 29, 2024, except for the restatement as to the effectiveness of internal control over financial reporting for the material weakness related to share-based payment awards, as to which the date is August 9, 2024.